

June 19, 2014

<u>Via E-mail</u>
Mr. Kwok Leung Lee
President
Green Dragon Wood Products, Inc.
Unit 312, 3rd Floor, New East Ocean Centre
9 Science Museum Road
Kowloon, Hong Kong

      Re: Green Dragon Wood Products, Inc.
               Form 10-K for the Year Ended March 31, 2013
               Filed October 8, 2013
               File No. 0-53379

Dear Mr. Lee:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Terence O'Brien

                        Terence O'Brien
                        Accounting Branch Chief